November 18, 2004

William G. Karr
Executive Vice President and Chief Financial Officer
LEEP, Inc.
660 Fairfield Road
Montoursville, Pennsylvania  11754

RE:  	Form 8-K Item 4.01 filed November 16, 2004
	File # 33-67656-S

Dear Mr. Karr:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. In your filing you state that Squar Milner Reehl & Williamson LLP ("Squar Milner") declined to stand for re-election. In your Form 10-KSB for the year ended April 30, 2002, your disclosure in Note 1 to the consolidated financial statements would appear to indicate that Squar Milner actually resigned as your independent certified public accountants, since it did review your three Forms 10-Q for the fiscal year 2002. Please advise, or revise your Item 4.01, Form 8-K disclosure, as appropriate.

2. Please amend your filing to state the specific date Squar Milner either declined to stand for re-election or resigned as your independent certified public accountants, as required by Item
304(a)(1)(i) of Regulation S-B.

3. Please amend your filing to state whether during your fiscal year ended April 30, 2001 and the subsequent interim period through the date of resignation or declination there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Refer to Item 304(a)(1)(iv) of Regulation S-B.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

5. We note that you have engaged Jorgensen & Co., formerly known as W. Alan Jorgensen, CPA, as your new independent certified public accountants. Please confirm that Jorgensen & Co. is simply a name change from W. Alan Jorgensen, CPA and that the independent certified public accountant is addressing this change with the PCAOB, as Jorgensen & Co. is not currently registered with the PCAOB. As a filer with the SEC, you are required to have audited financial statements and quarterly interim reviews performed by PCAOB registered firms/individuals.

*****

Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Direct any questions regarding the above to the undersigned at (202) 942-1989.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Sincerely,




Tracey Houser
Staff Accountant
William G. Karr
LEEP, Inc.
November 18, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

       DIVISION OF
CORPORATION FINANCE